FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated: July 20, 2005

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REORT

Item 1:

        Reporting Issuer

Acrex Ventures Ltd.

1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

(“Company”)

Item 2:

        Date of Material Changes

1.

Raglan sale:

July 6, 2005 - the date the Agreement referred to below was accepted for filing by Resolve Ventures Inc. (“Resolve”) by the TSX Venture Exchange.

2.

Options alterations:

July 8, 2005

Item 3:

        Press Releases

(a)

Raglan sale:

June 27, 2005

(b)

Directors options alterations:

 May 26, 2005 and July 18, 2005

Item 4:

        Summary of Material Changes

1.

Raglan sale:  The Company sold its 150 mineral claim “Raglan” mineral property (“Property”) in Quebec, Canada to Resolve.

2.

Directors options alterations:   Cancellation of plan to cancel previous options and replace them.  New options as to lesser numbers of shares granted.

Item 5:

        Full Description of Material Changes

1.

Raglan sale:

Pursuant to an Agreement dated June 24, 2005 the Company sold to Resolve the 150 mineral claims comprising the Property, which is located in the Ungava Region of Northern Quebec, Canada.  The Company had previously optioned the Property to Resolve.  Pursuant to the new Agreement, which cancels the previous option, Resolve has purchased the property for consideration which is to consist of:

(a)

payment to the Company of $65,000;

(b)

issuance and delivery to the Company of 500,000 free-trading voting common shares in the capital of Resolve;   and

(c)

the reservation to the Company of a 3.0% Net Smelter Return royalty against the Property, with Resolve having the right to buy back up to 2.5% NSR at a price of $500,000 per 0.5% NSR.

The Agreement has been accepted for filing by the TSX Venture Exchange - upon which the shares of the Company and Resolve are listed for trading - and the parties are in the course of preparing for the closing of the transaction.

2.

Directors options alterations:  The Company, in its Release dated May 26, 2005, announced the proposal to, with the agreement of the Directors holding them, cancel options held by the Company’s five Directors as to a total of 1,165,000 shares exercisable at prices of $0.28 and $0.30 per share, and to grant the Directors new options as to a total of 1,650,000 shares exercisable at $0.12 per share.  Instead of implementing those plans the Company and the five Directors holding the options have agreed that the original Option Agreements will continue in existence - with their original expiry dates remaining intact, being June 3, 2007 and November 4, 2008.  Additional share purchase options have, effective July 8, 2005, been granted to the Company’s Directors as to a total of 485,000 shares exercisable at $0.12 per share.

As a result, the Company now has share purchase options outstanding - in favour of its five Directors - as to a total of 1,650,000 shares.

Item 6:

        Reliance on section 85(2) of the Act

Not applicable

Item 7:

        Omitted Information

Nil

Item 8:

        Senior Officers

The senior officer of the Issuer who is knowledgeable about the material changes described in this Report is:

T.J. Malcolm Powell

Tel:  (604) 675-7640

Item 9:

        Statement of Senior Officer

The foregoing accurately discloses the material changes referred to  herein.

DATED at Vancouver, B.C.

July 18, 2005.

  “T.J. Malcolm Powell”

T.J. Malcolm Powell,

Director and President